

Mail Stop 3720

October 31, 2017

Paul W.G. Richardson
Group Chief Financial Officer
WPP plc
27 Farm Street
London, United Kingdom, W1J 5RJ

      Re: **WPP plc**
                Form 20-F for Fiscal Year Ended December 31, 2016
                Filed April 28, 2017
                File No. 000-16350

Dear Mr. Richardson:

     We have reviewed your October 11, 2017 response to our comment letter and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

     Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments.

<u>Consolidated Income Statement, page F-8</u>

1.   We note your responses to comments one through three. It appears that you have elected
        to present an analysis of expenses using a classification based on their function. We note
        that the amount reported as 'Operating Expenses' includes costs incurred that are
        required to generate revenue. For example, based upon your response to prior comment
        two, 'Direct Costs' only includes fees paid to external suppliers and excludes internal
        staff and related establishment costs. Therefore, it appears that your 'Net Sales' subtotal
        presents a measure of gross profit that is incomplete because it excludes costs that you
        are required to incur to be able to generate revenue, irrespective of whether or not you
        consider those costs direct costs or indirect costs of revenue.

        As a result, it appears that your current presentation does not provide your financial
        statement users any insight into the total cost you incurred to generate your revenue or
        the amount incurred for other functional activities, such as marketing and
        administrative. Accordingly, it appears that you need to revise your financial statement
        presentation to report line items comprised of functional expenses of a similar nature and
        subtotals of gross profit that are complete using captions that make the components of the
        subtotal clear and understandable. Please refer to paragraphs 15, 29, 85, 85A, 99 and 103
        of IAS 1.

        You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or me at
(202) 551-3810 with any questions.

                                              Sincerely,

                                              /s/ Carlos Pacho

                                              Carlos Pacho
                                              Senior Assistant Chief Accountant
                                              AD Office 11 – Telecommunications